Exhibit 99.1

March 9, 2022	News Release 22-05

Newcrest Acquisition of Pretivm Complete

Vancouver, British Columbia, March 9, 2022; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced that the previously announced acquisition of the Company by Newcrest Mining Limited (ASX/TSX/PNGX: NCM) (“Newcrest”) by way of a plan of arrangement (the “Transaction”) has been successfully completed.

Information for Former Pretivm Shareholders

Pretivm has applied to cease being a reporting issuer and the Pretivm shares are expected to be delisted from the Toronto Stock Exchange (“TSX”) on or about the closing of trading on March 11, 2022. The Pretivm shares are suspended from trading as of March 9, 2022 and will be delisted from the New York Stock Exchange (“NYSE”) and deregistered under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in accordance with applicable law.

Under the terms of the Transaction, Pretivm shareholders were able to elect, prior to 5:00 p.m. (Vancouver time) on January 18, 2022, to receive the consideration for their Pretivm shares in cash (the “All Cash Consideration”) or Newcrest shares (the “All Share Consideration”), subject to proration to ensure aggregate cash and Newcrest share consideration each represent 50% of total transaction consideration. Pretivm shareholders who did not make an election will receive the default consideration of C$9.25 per Pretivm share in cash and 0.4042 Newcrest shares per Pretivm share (the “Default Consideration” and together with the “All Cash Consideration” and the “All Share Consideration”, the “Consideration”).

Valid elections representing approximately 50.51% of the outstanding Pretivm shares were received by the election deadline.  As a result, all holders of Pretivm shares who made an election will be subject to the following proration:

●	Pretivm shareholders who elected to receive the All Cash Consideration will receive approximately C$10.81 in cash and 0.3357 Newcrest shares per Pretivm share; and

●	Pretivm shareholders who elected to receive the All Share Consideration will receive 0.8084 Newcrest shares per Pretivm share.

Information regarding the procedure for exchange of shares for Consideration is provided in the Company’s management information circular dated December 16, 2021 related to the Meeting (the “Circular”). The Circular and accompanying letter of transmittal and election form (the “Letter of Transmittal”) are available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.pretivm.com/investors/Newcrest-Transaction. Registered Pretivm shareholders who have not already done so must complete and sign the Letter of Transmittal and return it, together with the certificate(s)/DRS advice(s) representing their shares and any other required documents and instruments, in accordance with the procedures set out in the Letter of Transmittal. Non-registered Pretivm shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary or depository (each, an “Intermediary”) who have not already submitted a Letter of Transmittal should contact their Intermediary for instructions and assistance in receiving the Consideration.

About Pretivm

Pretivm is an intermediate gold producer with the 100%-owned, high-grade gold underground Brucejack Mine located in northwestern BC. We strive for operating excellence and our first priority is the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

Pretivm Contact
Pretium Resources Inc.
Troy Shultz, Director, Investor Relations & Corporate Communications
(604) 558-1784
invest@pretivm.com

Media Contact
Alan Bayless, Longview Communications and Public Affairs
604-417-9645
abayless@longviewcomms.ca

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(SEDAR filings: Pretium Resources Inc.)

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act and Section 27A of the U.S. Securities Act of 1933, as amended.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information contained herein includes but is not limited to: Pretivm ceasing to be a reporting issuer and de-listing from the TSX and the NYSE, and deregistering under the U.S. Exchange Act, following the completion of the Transaction.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, that Pretivm may not cease to be a reporting issuer or that its shares may not be de-listed from the TSX or the NYSE on the timeline currently anticipated, and such other risks as are identified in Pretivm’s public disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: Pretivm ceasing to be a reporting issuer and having its shares de-listed from the TSX and the NYSE, and the timeline related thereto. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.